Exhibit 3.1

SALISBURY BANCORP, INC.

AMENDMENT TO

CERTIFICATE OF INCORPORATION

The first paragraph of Article THIRD of the Certificate of Incorporation is amended and restated to read as follows:

THIRD: Capital Stock. The amount of the capital stock of the Corporation hereby authorized is five million (5,000,000) shares of Common Stock, par value $0.10 per share and twenty-five thousand (25,000) shares of Preferred Stock, par value $0.01 per share.

Article FIFTH of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

FIFTH: Directors; Bylaws. All the powers of the Corporation, insofar as the same may be lawfully vested by this Certificate of Incorporation in the Board of Directors, are hereby conferred upon the Board of Directors of the Corporation. In furtherance and not in limitation of that power, the Board of Directors shall have the power to make, adopt, alter, amend and repeal from time to time Bylaws of the Corporation, subject to the right of the shareholders entitled to vote with respect thereto to adopt, alter, amend and repeal Bylaws made by the Board of Directors. Any shareholder action effecting an amendment or repeal of or an adoption of a provision inconsistent with the Corporation’s Bylaws shall require (i) the affirmative vote of the holders of not less than sixty percent (60%) of the voting power of the issued and outstanding shares entitled to vote for the election of Directors, and (ii) if there is an Interested Shareholder (as defined in Article Sixth), the affirmative vote of not less than sixty percent (60%) of the voting power of the issued and outstanding shares entitled to vote for the election of Directors held by shareholders other than the Interested Shareholder.

The business, property and affairs of the Corporation shall be managed by and under the direction of its Board of Directors. The number of directors shall be fixed from time to time by the Board of Directors pursuant to the Corporation’s Bylaws.

The Board of Directors shall be divided into three classes, as nearly equal in number as possible. At each annual meeting of the shareholders of the Corporation, the successors of the class of directors whose terms expire at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following their year of election. Each director shall hold office until his successor shall have been duly elected and qualified. The election of directors need not be by ballot unless the Bylaws so provide. No decrease in the number of directors shall shorten the term of any incumbent director. The terms, classifications, qualifications, and election of the Board of Directors, and the method of filling vacancies thereon shall be as provided herein and in the Bylaws.